Exhibit 99(a)(2)(A)

FLAT ROCK CAPITAL CORP.

PUBLIC ANNOUNCEMENT

EXTENSION OF TENDER OFFER UNTIL

11:59 P.M., Central Time, on DECEMBER 4, 2018

November 1, 2018

This Public Announcement serves to inform all interested parties that Flat Rock Capital Corp. (the “Company”) has elected to extend the expiration date for its offer to purchase up to 433,109 shares of its common stock (the “Tender Offer”) until 11:59 p.m., Central Time, on Tuesday, December 4, 2018. Payment for properly tendered shares will be made promptly upon the expiration of the offer or as soon as practicable thereafter. The Tender Offer previously was scheduled to expire on at 11:59 p.m., Central Time, on Monday, November 26, 2018. The full terms and conditions of the Tender Offer (excluding the extension of the expiration date described above) are set forth in the Offer to Purchase, Letter of Transmittal and related materials, each dated October 24, 2018, as amended and supplemented from time to time (the “Offer Materials”).

Stockholders of the Company that have already tendered their shares need not take any further action as a result of this Public Announcement. Questions regarding this Public Announcement or any terms and conditions of the Tender Offer should be directed to the Company’s transfer agent, DST Systems, Inc., at (844) 292-0365.

This Public Announcement is for informational purposes only and shall not constitute an offer to purchase, nor a solicitation for acceptance, of the Tender Offer. The Tender Offer is being made only pursuant to the Offer Materials.